UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

                                RELEVANT EVENT

Today, 21 November 2006, the Spanish Congress’ definitive approval of the text of the Draft Bill on Personal Income Tax which also partially amends the laws on Corporation Tax and Taxes for Non-Resident Persons and Wealth Tax, was
published in the Official Gazette of the Spanish Congress (BOCG). Paragraph 11
of the final provision number two stipulates, among other issues, the reduction of the general Corporate Tax rate to 32.5% for the fiscal periods starting in 2007, and to 30% for the fiscal periods starting in 2008.

According to currently prevailing accounting standards, the BBVA Group has recorded deferred tax assets and liabilities due to temporary differences, which reflect the differences between the recorded value of the asset or liability and the amount of their tax base. These temporary differences should be valued, as provided in said standards, in accordance with the tax rate that would be expected to apply in the year when the asset was realised or the liability was settled; therefore the actual calculations are made with a tax rate of 35%.

Under International Accounting Standards, the definitive approval of said
Draft Bill and its publication in the BOCG provides sufficient certainty on the reduction of the tax rate and makes it obligatory in 2006 to recalculate the temporary differences using the new tax rate that will be applicable at the time of its future recovery or materialization, ie, 32.5% for 2007 tax year and 30% for tax year 2008 or after.

The BBVA Group has estimated the adverse effect that the above mentioned adjustment will have in the BBVA shareholders fund at about € 450 million of the Group’s balance sheet for 2006, of which € 360 million will be registered as expenses in the Income Statement.  Once the effect of such “valuation adjustments” has been discounted, the total impact on equity would be of approximately € 250 million. Obviously, the precise impact may not be determined exactly until the end of the current tax year.

This effect shall be offset with the positive impact that the reduction of the tax rate will have on an ongoing basis on the future Group income statements for the tax years starting as of January 1, 2007. Therefore, the overall valuation of this legislative amendment must undoubtedly be considered positive for Spanish corporations despite the adverse effect on their 2006 income statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 21 November 2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorize Representative of BBVA